SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ALASKA PACIFIC ENERGY CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

011758 109

(CUSIP Number)

Dieterich and Mazarei, 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064

(310) 312-6888

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 13, 2010

(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box.  [    }

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011758 109

1.         Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

            James Andrews

2.         Check the Appropriate Box if a Member of a Group (A) [   ]

            (See Instructions) (B) [   ]

3.         SEC Use Only

4.         Source of Funds (See Instructions)

            PF

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) [   ] or 2(e)  [   ]

 6.        Citizenship or Place of Organization

            Canadian

Number of Shares                              7. Sole Voting Power: 5,000,000

Beneficially Owned                             8. Shared Voting Power: Nil

By Each Reporting                             9. Sole Dispositive Power: 5,000,000

Person With                                        10. Shared Dispositive Power: Nil

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            5,000,000 Common Stock

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

13.       Percent of Class Represented by Amount in Row (11)

            25.9%

14.       Type of Reporting Person (See Instructions)

            IN

ITEM 1. Security and Issuer.

The statement relates to the Common Stock, $0.001 par value per share ("Common Stock") issued by Alaska Pacific Energy Corp., a Nevada Corporation (the "Company"), whose principal executive offices are located at 2005 Costa Del Mar Road, Carlsbad CA, 92009.

ITEM 2. Identity and Background.

This statement is filed by James Andrews an individual ("Reporting Person"), whose business address is 5034 Linden Drive, Delta, British Columbia, Canada.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

The Reporting Person acquired 5,000,0000 shares of the Company's stock through a direct issuance by the Company for services to the Company.

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. The shares were issued to the Reporting Person in consideration of  the terms of a Business Advisory Consulting  Agreement between the Reporting Person and the Issuer. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person beneficially owns the previously noted 5,000,000 shares of the Company's common stock.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns a total of 5,000,000 shares of the Company's common stock, comprising 25.9% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 19,303,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of March 29, 2010. The Reporting Person has sole voting and dispositive powers with respect to the 5,000,000 shares of Common Stock which he owns. The Reporting Person has neither effected other transactions in the shares of the common stock nor been issued shares of the common stock in the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Item 4 of this Schedule 13D, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 10.7     Business Advisory Consulting Agreement  between the Reporting Person and the Issuer dated November 1, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2010

_/s/ James Andrews___________________

James Andrews